May 7, 2010

Jessica Plowgian, Esq.

Ms. Kathryn Jacobson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Koss Corporation (“Company”)

File No. 0-03295

Form 10-K for the year ended June 30, 2009

Filed August 26, 2009

And documents incorporated therein by reference

Form 10-Q for the fiscal period ended September 30, 2009

Filed November 6, 2009

Form 10-Q for the fiscal period ended December 31, 2009

Filed February 16, 2010

Dear Mss. Plowgian and Jacobson:

In your March 8 and March 18, 2010 letters, you asked the Company to provide a Staff Accounting Bulletin No. 99 (“SAB 99”) materiality analysis or other bases supporting its intentions regarding the financial statements and information to be included in amendments of the periodic reports listed above and in the Company’s Form 10-Q for the fiscal period ended March 31, 2010.  The Company intends to

•                                          Provide in a Form 10-K/A for the year ended June 30, 2009 audited and restated financial statements for the years ended June 30, 2008 and June 30, 2009.

•                                          Provide in a Form 10-Q/A for the fiscal period ended September 30, 2009 unaudited restated quarterly financial statements for the periods ended September 30, 2009 and September 30, 2008.

•                                          Provide in a Form 10-Q/A for the fiscal period ended December 31, 2009 unaudited restated quarterly financial statements for the periods ended December 31, 2009 and December 31, 2008.

•                                          Provide in a Form 10-Q or a Form 10-Q/A for the fiscal period ended March 31, 2010 unaudited quarterly financial statements for the period ended March 31, 2010 and unaudited restated quarterly financial statements for the period ended March 31, 2009.

We do not believe that we are or should be required to include audited restated financial statements or unaudited restated Selected Financial Data for years before the fiscal years ended June 30, 2009 and June 30, 2008, as reflected in the Form 10-K/A for the year ended June 30, 2009, for a number of reasons summarized here and discussed more fully below:

•                                          As a “smaller reporting company,” the financial statements that we propose to provide are consistent with the financial statements that we would be required to provide in a registered securities offering.(1)

•                                          As a “smaller reporting company,” the Company is not required to include Selected Financial Data disclosures in its periodic reports filed with the Commission.(2)

•                                          Preliminary estimates indicate that adjustments of the Company’s net sales, net income and earnings per share in fiscal years 2006 and 2007 are not material.

•                                          Requiring the Company to file amended periodic reports for periods prior to June 30, 2009 would be inconsistent with the Commission staff’s guidance in the Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants (“Backdating Guidance”).

•                                          Filing the audited restated financial statements as we intend is consistent with the Backdating Guidance and the recommendations in the Final Report of the Advisory Committee on Improvements to Financial Reporting to the United States Securities and Exchange Commission dated August 1, 2008 (“Advisory Committee Report”).

•                                          Requiring inclusion of more extensive restated financial statements or detail is inconsistent with the Commission’s requirements and efforts to achieve scaled reporting for smaller reporting companies.(3)

•                                          The misstatements in the Company’s previously filed financial statements relating to periods before fiscal year 2008 and even the unavailability of reliable current financial information are not material to current investors as evidenced by the fact that the trading price of the Company’s shares rose steadily after NASDAQ

(1) For example, Item 11(e) of Form S-1 requires registrants to furnish financial statements meeting the requirements of Regulation S-X.  Article 8 of Regulation S-X requires that smaller reporting companies provide financial statements for only the most recent two fiscal years.

(2) Item 5 (Selected Financial Data) of Form 10-K requires registrants to furnish the information required by Item 301 of Regulation S-K.  Item 301(c) of Regulation S-K states that smaller reporting companies are not required to provide the information required by Item 301.

(3) We note, however, that when the Company files its annual report on Form 10-K for the year ended June 30, 2010 (due on or before September 28, 2010), there will then be available to investors three full years of audited financial statements.

trading resumed and that its common stock has, since late February, consistently traded above the price at which it traded before the discovery of the unauthorized transactions, suspension of trading, and withdrawal of the Company’s previously filed financial statements.

•                                          Especially in today’s market, misstatements in the Company’s previously filed financial statements relating to periods before fiscal year 2008 are not material to a prospective investor’s investment analysis.(4)

•                                          The misstatements in the financial statements concealed unlawful transactions by an employee in a key position.  The misstatements did not result from any attempt to manage earnings or the results of operations.

•                                          The intended filings are a sensible and cost-effective means of resolving an unfortunate event in the Company’s history.

Materiality Concepts

Materiality is a core concept in the federal securities laws and the regulatory scheme created by the Commission and the staff and must ultimately guide the analysis here.  SAB 99 is but one of the iterations on that scheme and its application in this, or any instance, must be informed by the developed law and lore.  We believe that the inclusion of financial statements and information beyond that which we intend is not material and is not required by the Commission’s rules and published guidance and should not be required.

The Key Definition.  Although the term “material” is used frequently in the Securities and Securities Exchange Acts, it is not defined in either statute; nor do the Commission’s rules provide a definition.  The closest to a useful working definition is in TSC Industries v. Northway, 426 U.S. 438 (1976) where the Supreme Court held that a fact is material if there is a substantial likelihood that a reasonable investor in making an investment decision would consider it as having significantly altered the “total mix” of information available.  It is this definition that, in the end, guides and governs our analysis.

The essential question, thus, is whether the presentation of restated financial statements or Selected Financial Data for periods before the fiscal year ended June 30, 2008 significantly alters the total mix of information available.

SAB 99.  SAB 99 neither narrows nor expands the core concept or essential question of materiality.(5)  When assessing the materiality of misstatements in financial statements, SAB 99 clarifies that both quantitative and qualitative factors must be taken into consideration.

(4) Although hardly dispositive, it is of note that approximately 64% of Koss Corporation’s common stock is held by members of the Koss Family and that approximately 9% is held by an Employee Stock Ownership Plan for the benefit of the Company’s employees including members of the Koss Family.  We estimate that not more than 25% of the Company’s outstanding shares are held by non-affiliated non-employee members of the investing public.

In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.  The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both ‘quantitative’ and ‘qualitative’ factors in assessing an item’s materiality.

Quantitative Analysis(6)

The Company’s current analysis of the impact of the misstatements on the Company’s financial statements reflects that the misstatements in fiscal year 2007 and 2006 are not quantitatively significant.

Fiscal year 2007.  In fiscal year 2007, the total amount of unauthorized transactions was approximately $3.158 million.  In fiscal years 2008 through 2010, the total unauthorized transactions amounted to approximately $24 million.  By comparison, the unauthorized transactions in fiscal year 2007 were insignificant.

Moreover, approximately $[  ] million of the $3.158 million expense related to the unauthorized transactions was already recorded as a decrease to income in the income statement as initially reported.  Out of this $[  ] million, net sales were underreported by $[  ] million (a [  ]% difference), cost of goods sold was overstated by $[     ], and selling, general and administrative expenses were overstated by $[     ].  As a result, income from operations was overstated by only $[     ].  After taking into account a tax adjustment of $[     ], net income as restated would only decrease by $[     ] from $5.157 million as reported to $[     ] million as adjusted, which is a [     ]% decrease.  Earnings per share (on a diluted basis) would decrease from $1.38 as reported to $[     ] as restated, also a [    ]% decrease.

In the process of restating the financial statements for 2008 and 2009, the Company is adjusting certain estimates and assumptions that also relate to the fiscal year 2007 and 2006 financial statements.  After incorporating these adjustments for 2007, in addition to the adjustments relating to the recording of the unauthorized transactions as described in the preceding paragraph, cost of goods sold would have been overstated by $[     ] and selling, general and administrative expenses would have been overstated by $[     ].  Income from operations as reported would have been overstated by $[     ].  Thus, taken together, after a tax adjustment of $[     ], net income would decrease by $[     ] from $5.157 million as reported to $[     ] million as adjusted, a decrease of [     ]%.  Earnings per share (on a diluted basis) would decrease [     ]% from $1.38 as reported to $[     ] as restated.

(5)  SAB 99 refers to Statement of Financial Accounting Concepts No. 2, which states that “[t]he omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

(6) The financial information in this section is based on the Company’s current analysis.

In each case, the adjustment to net income is not significant, the overall impact on the financial statements is not material, and the Company therefore believes that restating financial information for fiscal year 2007 is unnecessary.

Fiscal year 2006.  In fiscal year 2006, the total amount of unauthorized transactions was approximately $2.167 million, which again is insignificant compared to approximately $24 million of unauthorized transactions in fiscal years 2008 through 2010.

Similar to 2007, approximately $[      ] million of the $2.167 million expense related to the unauthorized transactions was already recorded as a decrease to income in the income statement as follows: net sales were underreported by $[     ] million (a [     ] difference), whereas cost of goods sold was overstated by $[      ], and selling, general and administrative expenses were overstated by $[      ].  As a result, income from operations as reported was overstated by $[      ].  Taking into account a tax adjustment of $[      ], net income as restated would decrease by $[      ], from $6.223 million as reported to $[      ] million as adjusted.  This represents a [      ]% decrease from the reported amount.  Earnings per share (on a diluted basis) would decrease from $1.63 as reported to $[      ] as restated, a [      ]% decrease.

After incorporating the adjustments based on the estimates and assumptions for 2008-2009 that also impact the 2006 financial statements as described above —- to the adjustments relating to recording of the unauthorized transactions — cost of goods sold for 2006 would have been overstated by only $[       ] and selling, general and administrative expenses would have been overstated by $[       ].  Income from operations as reported would have been overstated by $[      ].  After a tax adjustment of $[      ], net income would decrease by only $[      ] from $6.223 million as reported to $[      ] million as adjusted, a decrease of [      ]% from the reported amount.  Earnings per share (on a diluted basis) would decrease [      ]% from $1.63 as reported to $[      ] as restated.

Qualitative Analysis

Under SAB 99, qualitative factors can render quantitatively insignificant misstatements material.  In this case, however, the Company believes that an analysis of common qualitative factors also lead to a conclusion that the misstatements are not significant.

In SAB 99, the Commission staff identified a number of factors that may be used in assessing qualitative materiality:

•                                          Do the misstatements hide a failure to meet analysts’ consensus expectations for the enterprise?  No.  The Company is not covered by analysts, so there are no analyst reports in the market that would affect our investor’s expectations.(7)

(7) In a March 21, 2010 article in the Milwaukee Wisconsin Journal Sentinel, the author notes that investors appear to believe that the Company will persevere through its current circumstances, noting that the share price is higher than it was prior to the suspension of trading after the discovery of the unauthorized transactions.

•                                          Do the misstatements change a loss into income or vice versa?  No.  As noted in the “Quantitative Analysis” section above, net income decreases slightly after correcting the misstatements, but does not change income into a loss.

•                                          Do the misstatements affect the registrant’s compliance with regulatory requirements?  None, other than financial reporting obligations.

•                                          Do the misstatements affect the registrant’s compliance with loan covenants or other contractual requirements?  The Company’s lender was contractually entitled to declare an event of default as a result of the misstatements, but has not done so.  [                                                                                    ]

•                                          Do the misstatements have the effect of increasing management compensation?  Certain executive officers were awarded bonuses in fiscal years 2006 and 2007 that were calculated as a percentage of the Company’s earnings before interest and taxes.  As described above, the misstatements of the Company’s earnings during those years were not quantitatively significant.  Similarly, the corresponding effect on the bonuses is not significant.

•                                          Do the misstatements conceal an unlawful transaction?   The misstatements concealed the unauthorized and unlawful transactions by an employee in a key position.  The misstatements in the financial statements did not result from any attempt to manage earnings or the results of operations.(8)

Other Qualitative Factors

Both SAB 99 and the Advisory Committee Report drive home that even quantitatively significant misstatements may not be material if they are not qualitatively significant.  Indeed, SAB 99 itself makes the point that the analysis should run in both directions, and that quantitatively significant misstatements may not be material if they are not qualitatively significant.

Quantifying … the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.  Materiality concerns the significance of an item to users of a registrant’s financial statements.  A matter is ‘material’ if there is substantial likelihood that a reasonable person would consider it important.

(8) In SAB 99, the staff notes that “a registrant and the auditors of its financial statements should not assume that even small intentional misstatements in financial statements, for example those pursuant to actions to ‘manage’ earnings, are immaterial” and that “[w]hile the intent of management does not render a misstatement material, it may provide significant evidence of materiality.”  Intentional misstatements, therefore, are more likely to be material than unintentional misstatements.  It is notable that the misstatements in the Company’s financial statements were not intentionally caused in an attempt to manipulate the Company’s financial results.

In addressing the explosion of restatements in recent years the Commission’s own Advisory Committee on Improvements to Financial Reporting recommended that

[the] one-directional interpretation is not consistent with the standard established by the Supreme Court, which requires an assessment of the total mix of information available to the investor making an investment decision.  We believe that, in evaluating the materiality of all errors, consideration should be given to both qualitative and quantitative information that would be important to a reasonable investor . .. . .(9)

The Advisory Committee and its Subcommittee III identified qualitative factors potentially leading to a conclusion that even a large error is not material.(10)  Several of these qualitative factors strongly support the Company’s belief that the misstatements in the Company’s financial statements were not material.

•                                          Is the error a one-time item that does not alter investors’ perception of key trends affecting the company?  The misstatements have a single cause - the unauthorized transactions.   Although these unauthorized transactions occurred over time and affected different reporting periods, they do not obscure key trends affecting the Company.  During both 2006 and 2007, a large majority of the unauthorized transactions were already included in the income statement as reported, mostly as either a reduction in net sales or as an increase in cost of goods sold and selling, general and administrative expenses.  The variance in net sales, net income and earnings per share, each of which might be considered a ‘key trend’, as reported and as corrected, is not significant.

•                                          Did the errors occur in the distant past (e.g. more than 5 years ago) for which the correction would not be useful to current investors?  We believe that restating the financial statements before June 30, 2008 would not provide financial information useful to current investors.  The Form 10-K/A for fiscal year 2009 will include two years of audited and restated audited financial statements and unaudited restated quarterly financials.  In September, the Company will file its Form 10-K for fiscal year ending on June 30, 2010, giving investors three years of audited financial statements and, as noted, more than would be required in a registered securities offering.

•                                          Was the market’s reaction to initial press release disclosures about the error small?  While the market reaction to the initial press release disclosures about the unauthorized transactions was expected, the trading price recovered steadily after NASDAQ trading resumed and the Company’s shares have since late February traded above the price immediately before the disclosure of the unauthorized

(9) Advisory Committee Report at 81.

(10) See Advisory Committee Report at 81 and SEC Advisory Committee on Improvements to Financial Reporting Subcommittee III: Audit Process and Compliance Report for Discussion at November 2, 2007 Full Committee Meeting at Appendix A (Tentative List of Qualitative Factors that Could Result In Large Errors Being Immaterial).

transactions.  As SAB 99 notes, initial market reaction to disclosure of a misstatement is by itself “too blunt an instrument to be depended on” in considering whether a fact is material.(11)  Moreover, management of the Company believes, based upon communications with shareholders, that restatement of the prior periods will not affect their current investment decisions regarding the Company.(12)

Lack of Relevance to Current Investment Decisions

Our Trading History since the Announcement.  As suggested by the Advisory Committee and in SAB 99, the trading price of our common stock since discovery and disclosure of the unauthorized transactions in December 2009 is good indication of the significance that investors put on our financial statements and current reporting in making their investment decisions.  Here is a time line of events since December contrasted with the closing prices of our shares on NASDAQ.

Date	Event	NASDAQ Closing Price

December 21, 2009	Price when NASDAQ Trading Suspended	5.51

January 11, 2010	NASDAQ Trading Resumed	4.19

February 11, 2010	One Month after Resumption of NASDAQ Trading	4.25

February 16, 2010	Form 10-Q Filed without Quarterly Financial Information	4.41

February 23, 2010	One Week after Form 10-Q Filed	4.85

February 26, 2010	Share Price Exceeds Pre-Announcement Level	5.55

March 11, 2010	Two Months after Resumption of NASDAQ Trading	5.61

April 9, 2010	Three Months after Resumption of NASDAQ Trading	5.64

May 5, 2010	Immediately prior to the market-wide disturbance on May 6, 2010	5.70

(11) As noted earlier, the Company has a relatively limited number of shareholders and their communications to management have been encouraging.  For the record, neither the Company nor management has “supported” the Company’s stock price.

(12) Such an expectation is supported by the fact that the Company’s trading price has not been adversely affected by a barrage of critical articles in the press.

Other Factors

Commission Acceptance of Scaled Reporting for Smaller Reporting Companies.  The Commission, too, recognizes that one size does not fit all.  The Commission’s rules scale companies’ disclosure requirements for both offerings and periodic reporting depending on the size of the issuer.  Koss Corporation as a smaller reporting company should not be required to include financial statements or Selected Financial Data beyond that which it would otherwise be required to file with the Commission and provide to investors.

The Commission’s scaled approach and its recognition that one size does not fit all is reflected in Article 8 of Regulation S-X that requires “only” two years’ audited financial statements in a smaller reporting company’s filings and does not require them to include Regulation S-K, Items 301 and 302 Selected or Supplemental Financial Information disclosures in their filings.  To demand otherwise in the restatements is neither mandated by the Commission’s own rules nor, by deduction from the Commission’s considerations, needed in the interests of full and fair disclosure, especially after the Company has withdrawn the misstated financial statements.

The Staff’s Backdating Guidance.  We believe that the staff’s Backdating Guidance is also instructive and that restating only the financial statements from fiscal year 2008 is consistent with it.  In the Backdating Guidance, the staff provided illustrative guidance for registrants correcting errors in accounting for stock option grants saying that it would not raise further comment regarding the registrant’s need to amend prior Exchange Act filings and related MD&A if the registrant provided information consistent with the information that would be filed in an annual report.  That is precisely what we, a smaller reporting company, intend to do.  Moreover, the Backdating Guidance recognizes that extended restatement periods and refilings may be unduly burdensome to issuers and adversely affect the ability of readers to understand the restatement.(13) (14)

Avoiding Unnecessary Restatements.  The Commission and the staff recognize the desirability of limiting unnecessary restatements.  Perhaps the most explicit statement in this regard is in the Advisory Committee Report that “a company should promptly correct and prominently disclose any accounting error unless clearly insignificant,” but that “the correction and disclosure of any accounting error should not automatically result in a financial restatement”.  The Advisory Committee then notes that “prior period financial statements should only be

(13) We note that the Backdating Guidance applies without requiring a SAB 99 materiality analysis.

(14) In a recent telephone conversation, the staff mentioned that the Company may be asked to file an amended Form 10-K for the fiscal year ended June 30, 2008 if the staff determines that prior period financial statements were materially misstated.  We note that the Company has already withdrawn that Form 10-K, and that requiring the Company to refile it would be inconsistent with the Backdating Guidance and with the practice of numerous companies that have recently corrected misstatements in previously issued financial statements.

amended if the error would be material to investors making current investment decisions” and that

[w]hile reducing errors in financial reporting is the primary goal, it is also important to reduce the number of restatements that do not provide important information to investors making current investment decisions.  Restatements can be costly for companies and auditors, may reduce confidence in reporting, and may create confusion that reduces the efficiency of investor analysis.

Availability of Current Financial Information.  As noted above, the Company intends to audit and restate its financial statements from fiscal year 2008.  We expect to file our corrective disclosures in the May-June timeframe.  The Company will then file its Form 10-K for the year ending June 30, 2010 in September 2010.  At that point, investors will have access to three full years of audited financial statements.  We believe that this is the information that would be material to any reasonable investor making a current investment decision.

Disclosures are Already Public.  The Advisory Committee also urged that misstatements be promptly disclosed and corrected.  Since the discovery of the unauthorized transactions, as information has become available, the Company has immediately disclosed this information to the public.

For example, in providing information immediately after discovering the unauthorized transactions, the Company issued press releases disclosing the unauthorized transactions and notifying the public that its financial statements since 2005 could no longer be relied upon.  See Current Reports on Form 8-K filed on December 24, 2009 and January 4, 2009.  As soon as the preliminary estimates of the year-by-year amounts of the unauthorized transactions were available, the Company issued a press release announcing the estimated amounts of the unauthorized transactions for each fiscal year since 2005.  See Current Report on Form 8-K filed on January 11, 2010.  Since the discovery of the unauthorized transactions, the Company has cooperated extensively with the SEC and law enforcement.

The seriousness of the unauthorized transactions is public knowledge.  As reflected in the Quantitative Analysis, the amounts of the unauthorized transactions increased yearly making the amounts in earlier years less meaningful to any investment decision-making.  As stated above, out of the total amount of unauthorized transactions of $31.5 million that occurred since fiscal year 2005, only $3.2 million occurred in 2007 and $2.2 million occurred in 2006.  Requiring restatements prior to 2008 adds nothing useful to the state of knowledge.  Indeed and candidly, the focus on restatements of these earlier periods is misplaced; and the Company’s attention and disclosure obligations are better focused on internal controls, as we are doing.

Costs of Restatements.  Requiring the restatement of multiple prior years of financial statements would impose a costly burden on the Company.  The Company and our shareholders are best served by focusing on current business operations, internal controls and matters going forward instead of working on restatements that will have marginal utility, if any, to investors.

Timing of Restatements.  Although the Company is working diligently on its financial statements, the restatement process is time-consuming and burdensome.  If required to provide multiple prior years of restatements, the Company expects that the restatement process will take several months and will be extraordinarily costly.  Requiring the additional restatements will significantly delay the Company’s ability to provide current financial information to investors.

* * * * *

For the reasons discussed above, the Company should be required to refile only the periodic reports starting from the Form 10-K for the period ended June 30, 2009, and should not be required to restate its financial statements or include Selected Financial Data for periods before June 30, 2008.  If you have any questions or require additional information, please call me at (414) 964-5000.

Sincerely yours,

/s/ David D. Smith

David D. Smith
Chief Financial Officer